Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036

July 26, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CastlePoint Holdings, Ltd. Amendment No. 5 to Registration Statement on Form S-1 (Registration No. 333-134628)

Ladies and Gentlemen:

        Attached for filing on behalf of our client, CastlePoint Holdings, Ltd., a Bermuda company limited by shares (the "Company"), pursuant to Rule 415 under the Securities Act of 1933, as amended, is Amendment No. 5 to the Registration Statement on Form S-1 (Registration No. 333-134628), including exhibits, for registration of the Company's common shares for resale by the selling shareholders as described therein.

        Should you have any questions pertaining to this filing, please call the undersigned at (212) 891-3971.

Sincerely yours,

/s/ Roslyn Tom

Roslyn Tom

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